October 7, 2014
VIA EDGAR
Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Ms. Ashley Vroman-Lee
Re:	MacKenzie Realty Capital, Inc. (the "Fund")
Registration Statement on Form N-2 filed June 1, 2012
Post-effective Amendment No. 5
File Number 333-181853

To the Commission:

The Fund today filed post-effective amendment No. 5 (the "Amendment") to its registration statement on Form N-2 (the "Registration Statement") (File Number 333-181853) with the Securities and Exchange Commission (the "Commission").  The purpose of the Amendment is to update the Fund's prospectus to account for the passage of time and to update the audited financial statements included with the Registration Statement.  As discussed with the Staff, the Fund requests that the Amendment be declared effective as soon as possible, with the goal of obtaining such declaration by the end of October, 2014.  Along with the Amendment, the Fund filed a comparison of the prospectus portion of the Amendment to its prospectus dated August 6, 2014 (the "Blackline").
The changes to the Registration Statement are primarily related to the passage of time and incorporation of its audited June 30, 2014 financial statements.  We note that the Fund will be revising its dividend reinvestment plan ("DRIP") as follows (with the page number of the Blackline where the change is discussed following in parenthesis):
●	Instead of automatically being enrolled in the DRIP, investors will need to elect to participate in the DRIP (pages 9 and 66).
●	If during the Fund's offering, the offering price is below net asset value per common share ("NAVPCS") and the Fund does not then have operative stockholder approval to issue shares below net asset value ("Approval"), then the DRIP will be suspended until such time that the offering price is not below NAVPCS or the Fund has the Approval. During suspension, DRIP participants will receive cash dividends (page 66).

Husch Blackwell LLP

●	If after the Fund's offering and if the Fund then has Approval, DRIP participants will receive common shares at 90% of NAVPCS (page 66).
●	If after the Fund's offering and the Fund does not then have Approval, but there is a market in which the Fund can acquire common shares, then the Fund will acquire shares and distribute them to DRIP participants at cost (page 66).
●	If after the Fund's offering, the Fund does not have Approval and there is no market for its common shares, then the DRIP will be suspended until a market develops or Approval is obtained, and during the suspension, DRIP participants will receive cash dividends (page 66).
●	The DRIP was clarified to provide that no Fund stockholder will receive certificates for common shares (page 66).
●	The DRIP was clarified such that in the unlikely event the Fund does obtain common shares in the market, its participants will proportionately bear attendant brokerage costs (page 66).
●	The DRIP was clarified to provide that the Fund, and not the DRIP agent, is the primary contact for participants (page 66).
Other than the above-described changes, we do not believe there are any meaningful changes in the Amendment.
Please do not hesitate to contact me at (314) 345-6246 should you have any questions or concerns about the Amendment.

Sincerely,

/s/ Daniel A. Peterson
DAP
Husch Blackwell LLP